                                         Filed by Hughes Electronics Corporation
                                   Subject Company - General Motors Corporation,
          EchoStar Communications Corporation and Hughes Electronics Corporation
                              Pursuant to Rule 425 under the Securities Act 1933
                                  and Deemed Filed Pursuant to Rule 14a-12 under
                                                      the Securities Act of 1934
                                                  Commission File No.: 000-26035


                                                [LOGO OF DIRECT TV APPEARS HERE]

October 28, 2001


Dear DTVLA Employees,

Today, General Motors and EchoStar will be announcing that they have reached an agreement to merge HUGHES with EchoStar.

After many months of negotiations, the leadership of GM and HUGHES have decided that a merger with EchoStar offered the greatest shareholder return and the best future growth opportunity for our businesses.

Attached you will find a letter from Jack Shaw regarding the transaction. You will also find a copy of the press release distributed today addressing some of the key elements of this deal.

For DIRECTV Latin America, this agreement will allow us to maintain our independence and continue our work as the leading direct-to-home satellite television service in Latin America and the Caribbean. Our goals and business plans remain the same, as well as our drive to reach the financial objectives for this year and beyond. As with any transaction of this nature, some changes are to be expected, but we do not foresee any significant transformation in the way we carry our day to day business activities.

This is a new beginning for DIRECTV Latin America and all HUGHES businesses. This transaction will strengthen HUGHES and thus, our business in the region.

There are still months of preparation for this deal to be finalized: GM and GMH boards have approved the transaction, but it is pending review and approval by both sets of shareholders and by the appropriate U.S. government agencies. We should all be excited about the future and the new opportunities that will now be available to all of us at DIRECTV Latin America.

Your contribution to this company is our biggest asset. We thank you for your commitment and ask you to continue to drive the success of DIRECTV Latin America.

Sincerely,


Kevin N. McGrath                                       George W. Foyo
Chairman                                               President
                                      # # #

     In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

     General Motors, and its directors and executive officers, and Hughes, and certain of its officers, may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM's 2001 annual meeting:

John M. Devine             Vice Chairman and CFO, General Motors
Jack A. Shaw               Chief Executive Officer, Hughes
Roxanne S. Austin          Executive VP, Hughes; President and COO, DIRECTV
Eddy W. Hartenstein        Senior Executive VP, Hughes; Chairman, DIRECTV
Michael J. Gaines          Corporate VP and CFO, Hughes

     Mr. Devine beneficially owns 139,204.80 GM $1-2/3 shares and 27,177 GM Class H shares. Mr. Shaw beneficially owns 3,604 GM $1-2/3 shares and 1,415,915 GM Class H shares. Ms. Austin beneficially owns 2,804 GM $1-2/3 shares and 860,454 GM Class H shares. Mr. Hartenstein beneficially owns 2,622 GM $1-2/3 shares and 1,138,899 GM Class H shares. Mr. Gaines beneficially owns 337 GM $1-2/3 shares and 165,329 GM Class H shares. The above ownership information includes shares that are purchasable under options that are exercisable within 60 days of October 15, 2001. In addition, Mr. Devine holds options to acquire shares of GM $1-2/3 common stock that are not exercisable within 60 days of October 15, 2001, and each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines holds options to acquire shares of GM Class H common stock that are not exercisable within 60 days of October 15, 2001.

     Each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines has a severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control.

     EchoStar and certain of its executive officers may be deemed to be "participants" in GM's solicitation of consents from the holders of GM $1-2/3 and GM Class H shares in connection with the proposed transactions. Information about the executive officers of EchoStar is set forth in the proxy statement for EchoStar's 2001 annual meeting of shareholders. As of Oct. 28, 2001, EchoStar held approximately 1,000 shares of GM $1-2/3 common stock and 185,000 shares of GM Class H common stock. Mr. Ergen beneficially owns approximately 1,000 shares of GM $1-2/3 common stock and approximately 10,000 of GM Class H common stock.

     Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

     Materials included in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"), Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this filing.

                                                [LOGO OF DIRECT TV APPEARS HERE]

October 28, 2001


                             Corporate Statement for
                        DIRECTV Latin America's Customers
                      Regarding General Motors and EchoStar

"The announcement made today by General Motors and EchoStar will not have an immediate impact on the DIRECTV(TM) service to our customers. The company will continue to provide the same quality programming and customer service to all current and future DIRECTV customers."

                                      # # #

     In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

     General Motors, and its directors and executive officers, and Hughes, and certain of its officers, may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM's 2001 annual meeting:

John M. Devine             Vice Chairman and CFO, General Motors
Jack A. Shaw               Chief Executive Officer, Hughes
Roxanne S. Austin          Executive VP, Hughes; President and COO, DIRECTV
Eddy W. Hartenstein        Senior Executive VP, Hughes; Chairman, DIRECTV
Michael J. Gaines          Corporate VP and CFO, Hughes

     Mr. Devine beneficially owns 139,204.80 GM $1-2/3 shares and 27,177 GM Class H shares. Mr. Shaw beneficially owns 3,604 GM $1-2/3 shares and 1,415,915 GM Class H shares. Ms. Austin beneficially owns 2,804 GM $1-2/3 shares and 860,454 GM Class H shares. Mr. Hartenstein beneficially owns 2,622 GM $1-2/3 shares and 1,138,899 GM Class H shares. Mr. Gaines beneficially owns 337 GM $1-2/3 shares and 165,329 GM Class H shares. The above ownership information includes shares that are purchasable under options that are exercisable within 60 days of October 15, 2001. In addition, Mr. Devine holds options to acquire shares of GM $1-2/3 common stock that are not exercisable within 60 days of October 15, 2001, and each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines holds options to acquire shares of GM Class H common stock that are not exercisable within 60 days of October 15, 2001.

     Each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines has a severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control.

     EchoStar and certain of its executive officers may be deemed to be "participants" in GM's solicitation of consents from the holders of GM $1-2/3 and GM Class H shares in connection with the proposed transactions. Information about the executive officers of EchoStar is set forth in the proxy statement for EchoStar's 2001 annual meeting of shareholders. As of Oct. 28, 2001, EchoStar held approximately 1,000 shares of GM $1-2/3 common stock and 185,000 shares of GM Class H common stock. Mr. Ergen beneficially owns approximately 1,000 shares of GM $1-2/3 common stock and approximately 10,000 of GM Class H common stock.

     Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

     Materials included in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"), Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this filing.

                                                   [DIRECT TV LOGO APPEARS HERE]

October 28, 2001



                             Corporate Statement for
                   DIRECTV Latin America's External Audiences
              (Media, Government Officials & Key Business Contacts)
                      Regarding General Motors and EchoStar

"The announcement made today by General Motors and EchoStar will not have an immediate impact on the DIRECTV(TM) service to our customers. The company will continue to provide the same quality programming and customer service to all current and future DIRECTV customers. This transaction will be seamless to all of our customers. The announced agreement is pending review and approval by the appropriate U.S. government agencies."

                                      # # #

     In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

     General Motors, and its directors and executive officers, and Hughes, and certain of its officers, may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM's 2001 annual meeting:

John M. Devine             Vice Chairman and CFO, General Motors
Jack A. Shaw               Chief Executive Officer, Hughes
Roxanne S. Austin          Executive VP,    Hughes; President and COO, DIRECTV
Eddy W. Hartenstein        Senior Executive VP, Hughes; Chairman, DIRECTV
Michael J. Gaines          Corporate VP and CFO, Hughes

     Mr. Devine beneficially owns 139,204.80 GM $1-2/3 shares and 27,177 GM Class H shares. Mr. Shaw beneficially owns 3,604 GM $1-2/3 shares and 1,415,915 GM Class H shares. Ms. Austin beneficially owns 2,804 GM $1-2/3 shares and 860,454 GM Class H shares. Mr. Hartenstein beneficially owns 2,622 GM $1-2/3 shares and

1,138,899 GM Class H shares. Mr. Gaines beneficially owns 337 GM $1-2/3 shares and 165,329 GM Class H shares. The above ownership information includes shares that are purchasable under options that are exercisable within 60 days of October 15, 2001. In addition, Mr. Devine holds options to acquire shares of GM $1-2/3 common stock that are not exercisable within 60 days of October 15, 2001, and each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines holds options to acquire shares of GM Class H common stock that are not exercisable within 60 days of October 15, 2001.

     Each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines has a severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control.

     EchoStar and certain of its executive officers may be deemed to be "participants" in GM's solicitation of consents from the holders of GM $1-2/3 and GM Class H shares in connection with the proposed transactions. Information about the executive officers of EchoStar is set forth in the proxy statement for EchoStar's 2001 annual meeting of shareholders. As of Oct. 28, 2001, EchoStar held approximately 1,000 shares of GM $1-2/3 common stock and 185,000 shares of GM Class H common stock. Mr. Ergen beneficially owns approximately 1,000 shares of GM $1-2/3 common stock and approximately 10,000 of GM Class H common stock.

     Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

     Materials included in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"), Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this filing.